UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                             Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 December 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Grover, a person discharging managerial responsibility (PDMR), informs the Company of his beneficial interests. (03 December 2012)	Announcement Mr Kennedy, a PDMR, informs the Company of his beneficial interests. (12 December 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer and Mr Blazquez inform the Company of their beneficial interests.

(10 December 2012)

Announcement Company announces that United Spirits Limited shareholders approve special resolution to allot shares to Diageo. (14 December 2012)
Announcement Company announces end to discussions on the future of Cuervo. (11 December 2012)	Announcement Mr Schwartz, a PDMR, informs the Company of his beneficial interests. (21 December 2012)
Announcement Company notified of transactions in respect of the Company’s US Executive Share Purchase Plan and Mr Menezes and PDMRs inform the Company of their interests therein. (11 December 2012)

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:10 03-Dec-2012
Number	21408-50BB

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the

Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 3 December 2012 that Jim Grover, a person discharging managerial responsibility ("PDMR"), exercised options on 30 November 2012 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan as set out below:

No. of shares	Date of grant	Price per share

87,903	19 September 2006	£9.30

81,351	18 September 2007	10.51

Mr Grover subsequently sold 167,561 Ordinary Shares on 30 November 2012 at a price per share of £18.59 and retains the balance of 1,693 Ordinary Shares. As a result of the above transactions, Mr Grover's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 186,962.

J Nicholls

Deputy Company Secretary

3 December 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:39 10-Dec-2012
Number	21421-B682

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 December 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 December 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	9

PS Walsh	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 December 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	9

D Gosnell	11

J Grover	11

A Morgan	11

G Williams	11

I Wright	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.65.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 December 2012 that Dr FB Humer, a director of the Company, had purchased 441 Ordinary Shares on 10 December 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.65.

3. It received notification on 10 December 2012 that the following PDMR had today received Ordinary Shares upon the exercise of options under the Diageo UK Sharesave Scheme 2007, as follows:

Name of PDMR	Grant Date	Option Price	No. of Ordinary Shares

NB Blazquez	11 October 2007	£8.41	399

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	43,946

D Mahlan	132,167 (of which 131,583 are held as ADS)

PS Walsh	729,593

Name of PDMR	Number of Ordinary Shares

N Blazquez	73,395

D Gosnell	109,634

J Grover	186,973

A Morgan	192,937

G Williams	176,402 (of which 6,493 are held as ADS)

I Wright	58,257

P Tunnacliffe

Company Secretary

10 December 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	End to discussions on the future of Cuervo
Released	07:00 11-Dec-2012
Number	1983T07

RNS Number : 1983T

Diageo PLC

11 December 2012

11 December 2012

Diageo announces end to discussions on the future of Cuervo

Diageo has today announced that discussions between Diageo and JB y Compania S.A. de C.V. and Lanceros S.A. de C.V., relating to the future of the Cuervo brand have ended. Both parties will now work to ensure the orderly termination of the current distribution agreement, including transitional arrangements, at the end of June 2013.

Paul S Walsh, Chief Executive, Diageo said:

'Diageo has had a long and successful relationship with the Cuervo brand and we are proud of what we have achieved for the brand as its distributor over many years. We believe that the future of the brand would be best delivered by aligning ownership of the brand with its route to market and I have no doubt that Diageo has the best route to market for this brand. However it has not been possible to agree a transaction which delivers value for Diageo's shareholders and therefore, by mutual agreement, we have terminated our discussions.'

ENDS

For further information:

Media relations
Rowan Pearman	+44 (0)20 8978 4751
Kirsty King	+44 (0)20 8978 6855
press.office@diageo.com

Investor relations
Catherine James	+44 (0)20 8978 2272
Agnes Bota	+36 1 580 1022
Sarah Paul	+44 (0)20 8978 4326
investor.relations@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo's global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:52 11-Dec-2012
Number	21551-1A43

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 11 December 2012 that the following Director & Persons Discharging Managerial Responsibilities ("PDMRs") were granted an estimated number of options to subscribe for American Depository Shares ("ADS")* under the USESPP as follows:

		Estimated No	Grant
Name of		of ADS	price per
Director	Grant Date	granted	ADS	Exercisable

I Menezes	1 October 2012	208	$95.81	31 December 2013

		Estimated No	Grant
Name of		of ADS	price per
PDMR	Grant Date	granted	ADS	Exercisable

R Millian	1 October 2012	208	$95.81	31 December 2013

T Proctor	1 October 2012	208	$95.81	31 December 2013

L Schwartz	1 October 2012	208	$95.81	31 December 2013

As a result of the above transactions, interests of the director and PDMRs in the Company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) remain as follows:

Name of Director	Number of Ordinary Shares

I Menezes	519,256 (of which 426,258 are held as ADS)

Name of PDMR	Number of ADS

R Millian	20,807

T Proctor	38,595

L Schwartz	20,172

P D Tunnacliffe

Company Secretary

11 December 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:54 12-Dec-2012
Number	21354-0864

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 11 December 2012 that John Kennedy, a person discharging managerial responsibility ("PDMR") sold American Depository Shares in the Company ("ADS")* as set out below:

Number of ADSs	Date sold	Price per ADS

1,587	27 November 2012	$119.57

776	28 November 2012	$119.77

As a result of the above transactions, Mr Kennedy's interests in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are now 23,172 (of which 18,576 are held as ADSs).

P Tunnacliffe

Company Secretary

12 December 2012

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	USL shareholders approve special resolution
Released	13:54 14-Dec-2012
Number	5925T13

RNS Number : 5925T

Diageo PLC

14 December 2012

14 December 2012

USL shareholders approve special resolution to allot shares to Diageo

Diageo has today announced that it has been notified that the shareholders of United Spirits Limited have approved the preferential allotment to Diageo, at a price of INR 1440 per share, of new shares amounting to 10% of the post-issue enlarged share capital of USL.

This preferential allotment of 14.53 million new shares remains conditional upon the satisfaction of (or in certain cases the waiver of) a number of conditions described in the announcement of 9 November 2012, including competition approval or clearance in India and elsewhere.

-ENDS-

For further information:

Media relations
Rowan Pearman	+44 (0)20 8978 4751
Kirsty King	+44 (0)20 8978 6855
press.office@diageo.com

Investor relations
Agnes Bota	+36 1 580 1022
Angela Ryker Gallagher	+44 (0)20 8978 4911
investor.relations@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo's global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:17 21-Dec-2012
Number	21216-263F

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 21 December 2012 that Larry Schwartz, a person discharging managerial responsibility, exercised options on 20 December 2012 over American Depository Shares in the Company ("ADS")* granted under the Company's Senior Executive Share Option Plan as set out below:

No. of ADSs	Date of grant	Price per ADS

2,963	20 September 2005	$59.40

22,770	17 September 2009	$63.13

Mr Schwartz subsequently sold 25,733 ADSs on 20 December 2012 at a price per ADS of $120.07. As a result of the above transactions, Mr Schwartz's interests in the Company's ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain unchanged at 20,172.

P Tunnacliffe

Company Secretary

21 December 2012

*1 ADS is equal to 4 Ordinary Shares of 28 101/108 pence each in the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 7 January 2013	By:	/s/ C Kynaston
	Name:	C Kynaston
	Title:	Assistant Company Secretary